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                 September 23, 2022

       Kevin Chin
       Chief Executive Officer, Executive Chairman and Director
       VivoPower International PLC
       The Scalpel
       18th Floor 52 Lime Street
       London EC3M 7AF
       United Kingdom

                                                        Re: VivoPower
International PLC
                                                            Registration
Statement on Form F-1
                                                            Filed September 16,
2022
                                                            File No. 333-267481

       Dear Mr. Chin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Liz Packebusch, Staff
       Attorney, at (202) 551-8749 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Ivan Blumenthal, Esq.